Merlin, Inc.
100 Causeway St., Floor 23
Boston, MA 02114

May 12, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street NE
Washington, D.C. 20549

Re:	Acceleration Request for Merlin, Inc.
Registration Statement on Form S-1
File No. 333-295578

Requested Date:	May 13, 2026
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Merlin, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated to, and that the Registration Statement be declared effective at 4:00 p.m., Eastern Time, on May 13, 2026, or as soon as practicable thereafter.

Please contact John J. Slater (email: John.Slater@lw.com or telephone: (713) 546-7967) of Latham & Watkins LLP with any questions, and please notify him when this request for acceleration has been granted.

Very truly yours,

Merlin, Inc.

By:	/s/ Matt George
Name:	Matt George
Title:	Chief Executive Officer and President

cc:	John J. Slater, Latham & Watkins LLP